Peak Announces Rebranding Plans and Provides Preview of Upcoming Website

Montreal, Quebec--(Newsfile Corp. - September 18, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQB: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced its plans to change its name to "Peak Fintech Group" and to rebrand the Company to better reflect the collective business operations of its subsidiaries.

Peak will hold a virtual special meeting of its shareholders on November 9, 2020 to put the proposed name change to a vote. The Company's shareholders on record as of October 5, 2020 will receive more details in the mail in the coming days regarding the special meeting of shareholders.

A temporary landing page with a preview of the Company's upcoming new website is currently available at www.peakfintechgroup.com. The full website will replace the temporary landing page following the special meeting of shareholders.

Link to Peak CEO Presentation on Wall Street Reporter "Next Super Stock" Conference

Peak would also like to invite those who were unable to watch its CEO's presentation on Wall Street Reporter's "Next Super Stock" livestream conference on Wednesday September 16, 2020 to view a recording of the event by clicking on the following link: https://youtu.be/91G6-lo-eO0

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/64121